Exhibit 99.19

NexTech Approved to Trade on the OTCQB Market

New York, NY - Toronto, ON – March 11, 2019 – NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB: NEXCF)(CSE: NTAR) )(FSE: N29) is pleased to announce that its common shares have been approved for trading on the OTCQB Market (“OTCQB”) under the symbol “NEXCF” effective as of the open of trading today, March 11, 2019.

“The listing of our common stock on the OTCQB Market is an exciting milestone for NexTech AR Solutions,” comments Evan Gappelberg, CEO of NexTech. “Since going public on the CSE October 31, 2018 we have been very proactive and focused on uplisting to the OTCQB and will uplist our shares again as we meet the U.S. exchange requirements by growing our business and market capitalization. We believe that the broader exposure afforded by the OTCQB will raise our visibility within the investment community and assist in increasing the liquidity of our common stock. In addition, we believe that trading on this established public market will help to generate exposure of our Company among institutional investors.”

The OTCQB is a venture market operated by OTC Markets Group and designed for early-stage and developing U.S. and international companies. To be eligible, companies must be current in their reporting and undergo an annual verification and management certification process. To learn more, visit otcmarkets.com.

About NexTech AR Solutions Corp.

NexTech is bringing a next generation web enabled augmented reality (AR) platform with Artificial Intelligence (AI) and analytics to the Cannabis industry, eCommerce, education, training, healthcare and video conferencing. Having integrated with Shopify, Magento and Wordpress it’s technology offers eCommerce sites a universal 3D shopping solution. With just a few lines of embed code, the company’s patent-pending platform offers the most technologically advanced 3D-AR, AI technology anywhere.  Online retailers can subscribe to NexTechs state of the art, 3D-AR/AI solution for $79/mo. The company has created the AR industries first end-to-end affordable, intelligent, frictionless, scalable platform. To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

Media contact:

Erin Hadden

FischTank Marketing and PR

ehadden@fischtankpr.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.